UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     000-29037

eMerge Interactive, Inc.

(Exact name of registrant as specified in its charter)

10305 102nd Terrace Sebastian, Florida 32958

(Address of principal executive offices, including zip code)

(772) 581-9700

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, eMerge Interactive, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 23, 2007	By:	/s/ DAVID C. WARREN
David C. Warren Chief Executive Officer and Director (Principal Executive Officer)